100 SE 3RD AVE SUITE 800 P.O. BOX 9748 FORT LAUDERDALE, FL 33394 954.462.4150 MAIN 954.462.4260 FAX

March 11, 2009

VIA FEDERAL EXPRESS

AND EDGAR

Mr. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

Dynamic Response Group, Inc.

Amendment No. 1 to Schedule 14C

Filed January 16, 2009

Form 10-K for the Year Ended December 31, 2007

Filed March 31, 2008

Form 10-Q for the Quarter Ended September 30, 2008, as amended

Filed November 19, 2008

File No. 000-28201

Dear Mr. Owings:

Preliminary Information Statement on Schedule 14C

General

1.	In future filings, please include the sequential numbering of your amendment on the cover page of your information statement on Schedule 14C. Refer to the cover page of Schedule 14C and Rule 12b-15 under the Securities Exchange Act.

RESPONSE:	We have included the sequential numbering.

2.	In future filings, for information you elect to provide that is not required to be included in your information statement, such as your Section 16(a) beneficial ownership reporting compliance and your compensation information, please provide the information for the most recently completed fiscal year as opposed to your fiscal year ended December 31, 2007 and the interim period ended September 30, 2008.

Mr. Christopher Owings

March 11, 2009

RESPONSE:	Since the Section 16(a) information and compensation information is not required they have been deleted.

3.	Please tell us how you determined that you have votes sufficient to file an information statement on Schedule 14C. It appears based on your disclosure in this filing that the only shares of common stock issued and outstanding and held by Ms. Rice, Ms. Kawas or Mr. Rolle are 167,000 shares held by Ms. Rice. Please include an analysis of this issue under your Articles of Incorporation and Florida law.

RESPONSE:	The preferred shares held by Ms. Rice and Ms. Kawas vote together with the common stock with each share of preferred stock having twelve (12) votes. Florida law permits the Board of Directors to designate the rights and preferences of a series of preferred stock without shareholder approval if the Company (as is the case with Dynamic Response) has blank check preferred stock. We have amended the filing to reflect Ms. Rice’s direct beneficial ownership of 585,600 shares. Please see response to comment #6.

4.	We understand that you expect to revise the Schedule 14C to include actions involving a reverse stock split. Please advise us whether this action would be subject to Rule 13e-3 under the Securities Exchange Act.

RESPONSE:	This action is not subject to Rule 13e-3.

Notice of Shareholder Action by Written Consent

5.	Please revise the description in the “notice letter” part of the Schedule 14C concerning the amendment of the your articles of amendment to provide separately numbered items for the increase in authorized shares of common stock and the increase in authorized “blank check” preferred stock. Please make conforming changes elsewhere in your disclosure, as appropriate.

RESPONSE:	The description has been changed.

Security Ownership of Certain Beneficial Owners and Management, page 4

Security Ownership of Management and Beneficial Owners, page 4

6.	In the two right columns under the heading common stock in the table under this heading, the number of shares reflected in each column appears to include shares issued upon the conversion of the Series A Preferred Stock. Please revise the headings of these columns, or footnote these columns, to so indicate or tell us why it is not appropriate to do so.

RESPONSE:	The headings have been revised and the table amended to reflect current holdings of the beneficial owners, including shares listed on a NOBO list that were inadvertently omitted.

Mr. Christopher Owings

March 11, 2009

7.	The table under this heading reflects that Ms. Rice owns 167,500 shares of common stock; however, the latest Form 4 reporting transactions in your common stock filed by Ms. Rice on July 17, 2008 reflects beneficial ownership of 2,085,650 shares as of July 11, 2008. Please advise or revise.

RESPONSE:	The disclosure has been revised to conform to the latest Form 4 as amended and filed on December 18, 2008 to reflect Ms. Rice’s current ownership of 585,650 shares.

Voting Control of Majority Shareholders, page 6

8.	It appears that the table under this heading is intended to reflect the total percentage of voting control of the majority shareholders; however, the total column only includes shares controlled by Ms. Rice and Mr. Rolle and not Ms. Kawas. Please revise the totals to include shares controlled by Ms. Kawas or tell us why it is not appropriate to do so.

RESPONSE: The table has been revised to show totals.

9.	Footnote 3 to this table indicates that the shares of common stock reflected in the table for Mr. Rolle represent shares or options he is entitled to receive. In the case of the 750,000 shares of common stock Mr. Rolle is entitled to receive as director compensation, it appears based on your disclosure in footnote 3 on page 11 under the heading “Compensation of Directors” that these shares have not yet been issued. Please tell us how you determined that unissued shares were eligible to be included for purposes of the action by consent of the majority shareholders. Similarly, in the case of the options Mr. Rolle is entitled to receive as a 53.5% partner of Synergy I.P. Group, LLC, please tell us whether these options have been issued and, if so, whether they are fully vested. If they have not been issued or if they have been issued but have not vested in full, please tell us how you determined that the shares of common stock underlying these options were eligible to be included for purposes of the action by consent of the majority shareholders.

RESPONSE:	Please see footnote (6) to Security Ownership of Management and Beneficial Owners. The table under Voting Control of Majority Shareholders has been revised as to Mr. Rolle.

Changes in Control of Registrant, page 6

10.	Please disclose that the issuance of the Series A preferred stock to Ms. Rice and Ms. Kawas in December 2008 substantially diluted existing shareholders control of, and beneficial interest in, the company.

RESPONSE:	The revision has been made.

Mr. Christopher Owings

March 11, 2009

11.	In the penultimate sentence of the second paragraph under this heading, you state that “[t]he obligations were converted at a ratio of $0.005 per share of underlying common stock as determined by the Board…” Given that your stock prices on the close of business on December 9, 2008 and December 10, 2008 were $0.01 and $0.009, respectively, and that your stock never traded as low as $0.005 during the month of December, please disclose that the valuation of the underlying common as determined by the Board was substantially discounted from the trading price of your common stock at the time of the issuance of the Series A preferred stock.

RESPONSE:	The revision has been made.

12.	Please clarify, if true, that Mr. Rolle was the sole director who approved the issuance of the Series A preferred stock to Ms. Rice and Ms. Kawas and that he was appointed as a director on December 3, 2008, shortly before the change in control transaction occurred.

RESPONSE:	The revision has been made.

Directors, Executive Officers, Promoters and Control Persons, page 8

Executive Officers and Directors, page 8

13.	Please revise your disclosure so that you have described briefly the business experience during the past five years of Mr. Rolle or clarify your disclosure by adding dates or the duration of employment. Refer to Item 401(e) of Regulation S-K.

RESPONSE:	Appropriate dates have been inserted.

Executive Compensation, page 9

14.	Consistent with comment 2 above, we have not reviewed this section of your filing since the information provided is stale. To the extent you elect to disclose this information in your next amendment, please tell us how you determined that Ms. Kawas is not one of your named executive officers. Refer to Item 402(m)(2) of Regulation S-K.

RESPONSE:	This section has been deleted.

Independence of the Board, page 10

15.	Please advise us how your sole director, Ms. Rice, was able to determine that Mr. Rolle is an independent director in light of his control of Synergy I.P. Group, LLC, an entity that has a licensing agreement with you.

Mr. Christopher Owings

March 11, 2009

RESPONSE:	In applying the NASDAQ definition of director independence the control of Synergy I.P. Group, LLC does not cause a change in his status.

Committees of the Board, page 10

16.	You state in the first paragraph under this heading that you have not established any committees of the Board. Please tell us if you have established an option committee to administer the 2007 Stock Option Plan or if this Plan is administered by the full Board.

RESPONSE:	A revision has been made providing that the Plan is administered by the full Board.

Certain Relationships and Related Transactions, page 12

17.	Disclose the value of the securities issued to Ms. Rice in connection with your acquisition of the “Medico Direct” business plan and concept.

RESPONSE:	Disclosure has been made responsive to this comment.

Proposal to Amend Articles of Incorporation to Increase in Authorized Stock, page 14

Reasons for the Amendment, page 15

18.	You state that you are increasing your authorized capital for several purposes. Disclose whether you presently have any plans, proposals or arrangements to issue any of the newly authorized shares of common or preferred stock for any purpose in addition to the conversion of the Series A preferred stock into shares of common stock, including future acquisitions and/or financing. If so, please disclose by including materially complete descriptions of the future acquisitions and financing transactions. If not, please state that you have no such plans, proposals, or arrangements at this time, written or otherwise, to issue any of the additional authorized shares of common or preferred stock other than as described in the information statement.

RESPONSE:	Disclosure has been made responsive to this comment.

Where You Can Find Additional Information About the Company, page 18

19.	Please revise the address for the Securities and Exchange Commission to reflect our change of address to 100 F Street, NE, Washington, D.C. 20549.

RESPONSE:	The revision has been made.

Mr. Christopher Owings

March 11, 2009

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2007

General

20.	We note the disclosure on page 6 of your annual report on Form 10-K that you market products through infomercial programming through licensed distributors in “most Middle Eastern countries.” As a region, the Middle East is generally understood to include Iran, Syria, and Sudan, which are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with Iran, Syria, or Sudan. Please describe to us the nature and extent of any past, current, and anticipated contacts with the referenced countries, whether through affiliates, distributors, or other direct or indirect arrangements. Your response should describe any products and services you have provided to those countries, the nature of licensed distributors you utilize in your business contacts with those countries, and any agreements, commercial arrangements, or other contracts you have had with the governments of those countries or entities controlled by those governments.

RESPONSE:	No products are directly marketed into any Middle Eastern countries and to the Company’s knowledge, a very limited amount is marketed by independent distributors.

21.	Please provide support for the following statements that you make on your website:

RESPONSE:	The website has been taken down and is being redesigned.

•   You highlight that “Dynamic could be on it’s [sic] way to $50 Million in Revenue with New Music DVD in 2008.” Please provide us with the basis for this “Breaking News” posting and for other statements regarding anticipated 2008 revenues that appear on your website.

RESPONSE:	N/A

• “DRG creates sales instantly,” as indicated on the “About Us” page.

RESPONSE:	N/A

• You generate “immediate return on investment” as noted in the discussion of your “Inhouse Media Buying” section on the “About Us” page.

RESPONSE:	N/A

•   You are “becoming a major player in both the direct response business and the retail product business by creating a family of powerful, successful brands that are recognized and used both in the U.S. and around the world,” as indicated on the “About Us” page.

Mr. Christopher Owings

March 11, 2009

RESPONSE:	N/A

• “DRG takes a proactive approach to sourcing exciting products from around the world at incredibly low prices” on the “About Us” page.

RESPONSE:	N/A

•   In describing your advertising and marketing techniques on the “About Us” page, you indicate that “[t]hese sophisticated techniques often mean the difference between a marginal success and a real home run. [You] strive to create offers so powerful, the customer must say ‘DRG’.”

RESPONSE:	N/A

•   You state that “[b]ecause of [your] tremendous size and success,” your business is scrutinized by regulators. Please provide the basis for statements regarding your size and success, given that you operate at a loss.

RESPONSE:	N/A

Item 1. Business, page 3

22.	Please provide the disclosure required by Item 101(h)(1) of Regulation S-K. Please also provide the disclosure required by Item 101(h)(3) of Regulation S-K.

RESPONSE:	The required disclosure has been made as required by Items 101(h)(1) and 101(h)(3).

23.	For each of your products, discuss the return rates you have experienced. In this regard, we note numerous consumer complaints regarding the ProCede and Riddex Plus products. Also, consider whether risk factor disclosure regarding your return history is warranted.

RESPONSE:	The return rates have been discussed and a risk factor added. The Company does not believe the complaints are material.

Our Products. page 3

24.

Under this heading you disclose that you currently market four products: ProCede, Riddex Plus, Legends of Soul and The Official NASCAR Members Club. Under the headings “Our Intellectual Property” and “Licenses and Royalties” on page 8, you state that the ProCede inventor has patented that product and that you have a worldwide license agreement with the inventor.

Mr. Christopher Owings

March 11, 2009

With respect to your other three products, please state whether you own these products outright or if you have licensing or other arrangements to market and sell these products. Please provide similar disclosure regarding your products that are in the development and testing stages.

RESPONSE:	Disclosure has been made concerning the various products.

25.	In your disclosure relating to your ProCede product under this heading, you state that “[a]ccording to industry sources, [your] ProCede product ranks as one of the top three most frequently aired infomercials for health and beauty products in the United States.” Please provide us with copies of the reports or other publications of these industry sources, appropriately marked to highlight the sections relied upon and cross-referenced to your annual report on Form 10-K, for statements made regarding the size of the market for your products. Please tell us whether these reports and articles are publicly available without cost or at a nominal expense or if you commissioned any of the referenced sources.

RESPONSE:	We have deleted reference to ranking and an industry source.

26.	We note that for some of your statements you do not cite sources for these statements. For example, you state that ProCede “is the only thickening hair product on the market that requires only one application every ninety days.” Please disclose whether this statement and other similar statements are based upon management’s belief, industry data, reports/articles or any other source. If a statement is based upon management’s belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the statement is based upon reports or articles, please cite the applicable source and provide copies of these documents to us, appropriately marked to highlight the sections relied upon and cross-referenced to your annual report on Form 10-K. Please include with your submission of these materials any necessary supporting schedules setting forth your analysis of the source material.

RESPONSE:	We have changed our disclosure to management’s belief, which is based upon management’s knowledge of the market for the product.

Our Growth Strategies, page 7

27.	In your annual report on Form 10-K, you use phrases such as “proprietary and authentic content,” “content-centric strategy” and “optimal ‘context’ and in Amendment No. 1 to your quarterly report on Form 10-Q filed on November 19, 2008, you use phrases such as “branded lifestyle products and solutions.” Please revise your disclosure to provide context for these terms so a reader not familiar with your industry can understand your use of these terms.

Mr. Christopher Owings

March 11, 2009

RESPONSE:	We have changed the wording to be more understandable in both the 10-K and 10-Q.

Item IA. Risk factors, page 10

Changing consumer preferences may have an adverse effect on our business, page 11

28.	Please clarify how your specific products are targeted toward consumers “who assign high value to personal development, healthy lifestyles, and ease of use products.”

RESPONSE:	We have modified the sentence and deleted “ease of use.”

Acquisitions may harm our financial results, page 11

29.	In the last sentence of this risk factor you state that “[t]hese fluctuations could adversely affect the market price of [your] Class A common stock.” Please delete the phrase “Class A” or tell us why it is not appropriate to do so.

RESPONSE:	The phrase “Class A” was a scrivener’s error. Reference to “Class A” has been deleted.

Item 5. Market for registrant’s common equity, related stockholder matters and issuer purchases of equity securities, page 15

Sales of Unregistered Securities, page 15

30.	You state that you had no unregistered sales of equity securities during the period covered by the report; however, Note 11 to your financial statements refers to several unregistered sales of equity securities during 2007. Unregistered sales of equity securities are not required to be disclosed in your 10-K if the information required by Item 701 of Regulation S-K previously has been included in a quarterly report on Form 10-Q or a Current Report on Form 8-K. Refer to Item 5(a) of Form 10-K. Since we were unable to locate disclosure regarding the unregistered sales referenced in the notes to your financial statements, please revise or advise. Please note that item 701 requires that you furnish the required information as to “all securities of the registrant sold by the registrant…which were not registered under the Securities Act” and “[i]nclude sales of reacquired securities, as well as new issues, securities issued in exchange for property, services, or other securities, and new securities resulting from the modification of outstanding securities.” Refer to Item 701 of Regulation S-K.

RESPONSE:	We have included the issuance of securities in accordance with Item 701.

Mr. Christopher Owings

March 11, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

31.	Your percentages throughout this section appear to contain mathematical errors. For example, under the heading “Overview and Outlook” on page 18, you state that you generated gross revenues during 2007 of $20.1 million, up from $12.3 [sic] million during 2006, reflecting an [sic] 60.8% increase. An increase in gross revenue of $7,896,716 from 2006 to 2007 represents a 64.6% increase and not a 60.8% increase. See also the percentage increases in your gross profit (67.4%).

RESPONSE:	The percentages have been changed in response to the comment.

32.	Based on a review of your 2007 filings with us, it appears that you also sold products called Clean Between Machine, BackYard Drills and Pasta Pronta during 2007. Please discuss the status of these products, including whether you still own or have an agreements to sell these products and, to the extent you no longer sell these products, what impact the loss of these products had on your business, results of operations and financial condition.

RESPONSE:	A discussion of status and impact has been added.

Results of Operations, page 19

33.	The first table under this heading at the bottom of page 19 appears to contain mathematical errors. You state that “Net Revenue” is 100% and that the components thereafter are presented as a percentage of net revenue. However, it appears that the percentages presented are tied to gross and not net revenue. Please revise or advise.

RESPONSE:	Reference on page 19 has been changed from “net” to “gross.”

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006, page 20

Net Revenue, page 20

34.	You state that net revenue increased $6.01 million to $20.1 million in 2007 from $12.2 million during 2006. While $6.01 million is the increase in your net revenue in 2007 as compared to 2006, the $20.1 million and $12.2 million numbers refer to your gross revenue. Please revise or advise.

RESPONSE:	Reference on page 20 has been changed from “net” to “gross” and the percentages have been changed.

Mr. Christopher Owings

March 11, 2009

35.	You state that during 2007 you added three new product offerings. Please provide a more detailed discussion under this heading as well as in your business section, and elsewhere as appropriate, discussing the new product offerings added during the year.

RESPONSE:	The text has been expanded on page 20 to name the product offerings. The business section has also been expanded.

Selling and operating expenses, page 20

36.	You caption these expenses as “selling and operating expenses” yet the numbers you compare are merely your selling expenses from your Consolidated Statement of Operations and do not include any other expenses. Please revise or advise.

RESPONSE:	The heading has been changed to “General and Administration.”

Corporate, general and administration expenses, page 20

37.	Please explain what operating expense line items from your Consolidated Statement of Operations are included (or excluded) from these numbers. In addition, please describe in more detail the reason for the increase. Your current explanation that the increase is “primarily due to [your] planned investments to support increased revenue base” is vague.

RESPONSE:	We have changed the heading and expanded disclosure.

Corporate, general and administration expenses, page 20

38.	Under this heading you only disclose lease commitments; however, it appears that you have other contractual obligations, including long-term debt obligations and purchase obligations. In this regard, we note the following disclosure:

•

your disclosure in Note 3 to your financial statements regarding “Fair value of financial instruments” on page F-8 that the “carrying value of long-term debt and convertible promissory notes approximates the fair value at December 31, 2007,”

•	your disclosure in Note 10 to your financial statements regarding convertible notes issued in 2007 on page F-15, and

•	your disclosure in Note 12 to your financial statements regarding your binding agreement with the inventor of your ProCede product line on page F-18.

Mr. Christopher Owings

March 11, 2009

RESPONSE:	Revisions have been made on page 21 under the heading “Contractual Obligations.”

In addition to the lease commitments referenced under this heading, you should include under this heading estimated interest payments on outstanding long-term debt obligations and payments under any agreements to purchase goods or services that is enforceable and legally binding on you that specifies all significant terms.

RESPONSE:	See prior response.

Liquidity and Capital Resources, page 20

39.	Please identify and separately describe internal and external sources of liquidity, and briefly discuss any material unused sources of liquid assets. Refer to Item 303(a) of Regulation S-K.

RESPONSE:	We have described liquidity sources and discussed material unused sources of liquid assets.

Item 9A_ Controls and Procedures, page 21

Evaluation of Disclosure Controls and Procedures, page 21

40.	Please provide the disclosure required by Item 307 of Regulation S-K.

RESPONSE:	We have included required disclosure.

Item 10. Directors, Executive Officers and Corporate Governance, page 22

Code of Ethics, page 23

41.	Under this heading you state that you do not have a code of ethics. Please explain why you have not adopted a code of ethics that applies to your principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Refer to Item 406(a) of Regulation S-K.

RESPONSE:	The Company adopted a Code of Ethics subsequent to year end. Appropriate disclosure has been made.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 24

42.	Your balance sheet indicates that you have $279,411 in amounts due to related parties as of December 31, 2007. Please advise why you have not included disclosure of these transactions in this section. Refer to Item 404 of Regulation S-K.

Mr. Christopher Owings

March 11, 2009

RESPONSE:	We have revised accordingly.

Item 15. Exhibits and Financial Statement Schedules, page 24

43.	Your exhibit list should include, and you should file or incorporate by reference, the documents required in Item 601(b) of Regulation S-K, including your charter and bylaw documents, exhibit 21 as well as any material agreements. You - discuss several documents in your disclosure that are not included on your exhibit list but that may be required to be filed under Item 601(b) of Regulation S-K. In this regard, we note that:

•

As described on page 5 in the third paragraph under the heading “Business - Our Operations - Product Development, Media Access, Customer Service and Established Infrastructure - Product Development,” you “have an exclusive agreement with Global DR, an international sourcing and distribution - company with distribution in over seventy countries worldwide,”

RESPONSE:	The Global DR contract is not in writing.

•

As described on page 6 in the fifth paragraph under the heading “Business - Our Operations - Product Development, Media Access, Customer Service and Established Infrastructure - Product Development,” your infomercials “are currently produced in-house by contracting with an established independent producer who works under [your] direction,”

RESPONSE:	Disclosure concerning the “established independent producer” has been changed.

•

As described on page 7 in the second paragraph under the heading “Business - Our Operations - Product Development, Media Access, Customer Service and Established Infrastructure - Customer Service,” you reference products being ordered through one of your “in-bound call center partners,”

•

As described on page 7 under the heading “Business - Our Operations - Product Development, Media Access, Customer Service and Established Infrastructure - Established Infrastructure,” you “have an exclusive deal with your fulfillment partner, Planet E Shop that was negotiated in 2007,”

RESPONSE:	The Planet E Shop is not an exclusive deal with the Company and disclosure has been revised accordingly. Because it can easily be replaced it is not deemed to be material and therefore not included as an exhibit.

Mr. Christopher Owings

March 11, 2009

•	As described on page 7 under the heading “Business - Our Growth Strategies,” you currently are “under contract with Oracle to build” a database that will capture a variety of specified data,

RESPONSE:	The Oracle Agreement is included as Exhibit 10.3.

•

As described on page 8 under the heading “Business - Our Intellectual Property - Patents,” you “manufacture, market and sell [your] ProCede product under an exclusive, worldwide license agreement with the inventor,”

•

As described on page 8 under the heading “Business - Our Intellectual Property - Trademarks,” you state that your “marketing agreement or licensing agreement entitles [you] to use the trademark in marketing the product,”

RESPONSE:	The agreements regarding licensing of ProCede are included as Exhibit 10.2.

•

As described on page 15 under the heading “Market for registrant’s common equity, related stockholder matters and issuer purchases of equity securities - Dividend Policy,” you reference your bank line of credit agreement, and

RESPONSE:	Reference to a bank line of credit has been deleted.

•	As described on page F-15 in “Note 10 Convertible Notes” to your consolidated financial statements, you state that you issued convertible notes amounting to $619,858 during 2007.

RESPONSE:	A form of convertible note has been filed as Exhibit 4.1

Please tell us why these agreements are not required to be filed or include them as exhibits to your amended Form 10-K. Please also file the subscription agreements for unregistered sales of your equity securities, including those issuances described in Note 11 to your 2007 financial statements as well as the issuances of preferred stock to Ms. Rice and Ms. Kawas disclosed in your current report on Form 8-K filed on December 12, 2008.

RESPONSE:	The form of warrant is filed as Exhibit 4.2. There are no subscription agreements for the other issuances of equity securities.

Mr. Christopher Owings

March 11, 2009

In addition, to the above-referenced agreements, we noted the following agreements discussed in the following filings:

•

In the footnotes to the summary compensation table under the heading “Executive Compensation” on page 9 of the above-referenced preliminary information statement, you disclose that the company entered into an executive employment agreement with Melissa K. Rice on April 27, 2007,

RESPONSE:	The employment agreement for Melissa Rice is filed as Exhibit 10.1

•

In your current report on Form 8-K filed on December 12, 2008, you disclose in the footnotes to the table under Item 5.01 that the company entered into a manufacturing and marketing agreement in May 2008 with Synergy I.P. Group, LLC,

RESPONSE:	The agreement with Synergy is filed as Exhibit 10.4.

•	In your current report on Form 8-K filed on December 12, 2008, you disclose the Board ratified the acquisition of Medico Direct from Ms. Rice, and

RESPONSE:	There is no Medico Agreement. The transaction is reflected in minutes of a Board of Directors Meeting.

•

In your amendment to your quarterly report on Form 10-Q filed on November 19, 2008, you disclose under the heading “Recent Developments” on page 4 that you entered into an agreement with Innotrac Corporation to provide a second outlet for order fulfillment, inventory management and customer service.

RESPONSE:	The Innotrac Agreement is filed as Exhibit 10.5.

Please also tell us why these agreements are not required to be filed or include these agreements as exhibits to the related reports.

Financial Statements, page F-1

44.	Please note that on February 4, 2008, SEC Release No. 33-8876, “Smaller Reporting Company Regulatory Relief and Simplification,” became effective. Please refer to Section VI.B, “Summary of Rules,” of the Release as to the revised financial statement requirements contained in new Article 8 of Regulation S-X, pursuant to which a registrant must provide two years of audited balance sheets, whereas previously only one audited balance sheet was required by Item 310 of Regulation S-B. Please revise.

Mr. Christopher Owings

March 11, 2009

RESPONSE:	The audited consolidated balance sheet information for the year ended December 31, 2006 has been included.

Note 1 - Nature of Business, page F-7

45.	Please provide support for your statement in this note that you are a “leading innovative strategic marketing company.” We may have further comment.

RESPONSE:	The reference has been deleted.

Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2008

General

46.	Consistent with comment 32 above, you disclose in the above-referenced annual report on Form 10-K information about your Official NASCAR Members Club product. Based on your disclosure in the above-referenced quarterly report, you no longer list this as one of your product offerings (see, for example, “Overview” on page 17). Please discuss the status of this product, including whether you still own or have an agreement to sell this product and, to the extent you no longer sell this product, what impact the loss of this product had on your business, results of operations and financial condition.

RESPONSE:	Revision has been made providing that the Company is no longer selling this product.

47.	We reviewed your website and note that you provide links to press releases and webcasts of your earnings call for your 2007 results and your first quarter 2008 results; however, you provide no such link for your second or third quarter results. Please advise whether you issued earnings releases and hosted earnings calls for the second and third quarters of 2008. If so, please tell us why this information is not posted on your website. If not, please tell us what consideration you gave to including links on your website to stale financial information without directing users to more current information. Lastly, please tell us how you determined no current report on Form 8-K was required with respect to your historical earnings releases. Refer to Item 2.02 of Form 8-K.

RESPONSE:	The website has been taken down and is under construction.

Mr. Christopher Owings

March 11, 2009

Part I - Financial Information, page 3

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

48.	You state that “[t]hroughout [your] quarterly report on Form 10-Q (the “Report”), the terms “DRG”, “Dynamic Response”, the “Company”, “we,” “our,” and “us” refer to Dynamic Response Group, Inc., a Florida corporation.” Please clarify whether these terms also refer to your consolidated subsidiaries.

RESPONSE:	The text has been amended to provide that these terms also refer to the consolidated subsidiaries.

Item 4T. Controls and Procedures, page 29

Management’s Report on Internal Control over Financial Reporting, page 29

49.	We reviewed your disclosure regarding your disclosure controls and procedures in this quarterly report on Form 10-Q as well as your quarterly report for the quarter ended June 30, 2008. Please revise the conclusion of your principal executive and financial officer regarding the effectiveness of your disclosure controls and procedures to encompass the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e), or simply state, if true, that such officers concluded that your disclosure controls and procedures were effective as of the end of the period covered by the report. Refer to Item 307 of Regulation S-K. In addition, to the extent you use subheadings, please provide this assessment under the subheading Disclosure Controls and Procedures and not “Management’s Report on Internal Control over Financial Reporting.”

RESPONSE:	We have revised accordingly in each of the September 30 and June 30 quarterly reports.

Changes in Internal Controls, page 30

50.	We note your disclosure that “There were no changes in the Company’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the nine months ended September 30, 2008, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.” Please note that 308T(b) requires that you disclose any change in your internal control over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please revise.

RESPONSE:	There were no materially changes during the period in question. See response to comment #49.

Mr. Christopher Owings

March 11, 2009

Rule 13a-14(a)/15(d)-14(a) Certifications, Exhibit 31.1

51.	We note that the wording of your certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 does not precisely match the language set forth in Item 601(b)(31) of Regulation S-K. In this regard, your certifications do not track the text of Item 601(b)(31) of Regulation S-K in number 4(d) and 5. We note similar alterations to the certifications filed with the March 31, 2008 Form 10-Q, the June 30, 2008 Form 10-Q and Form 10-Q/A and the September 30, 2008 Form 10-Q/A. Please delete the officer’s title from the introductory sentence. Also confirm that the inclusion of the title was not intended to limit the capacity in which the officer provided the certifications. In addition, in the introductory language where you refer to the name of the report, please refer to the “Quarterly Report on Form 10-Q” or “Amendment No. 1 to the Quarterly Report on Form 10-Q” and delete “for the nine months ended September 30, 2008” or “for the six months ended June 30, 2008.” Please file amendments to your Forms 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008.

RESPONSE:	The inclusion of the officer’s title was not intended to limit the capacity in which the officer provided the certifications. We have amended the certifications in each of the March 31, June 30 and September 30 quarterly reports.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE:	Please see enclosed statement.

We believe that this response addresses all of your concerns. If you have additional questions, please contact the undersigned at (954) 462-4150.

Very truly yours, ROETZEL & ANDRESS, LPA

cc:	Ms. Melissa K. Rice, Dynamic Response Group, Inc. Myra P. Mahoney

DYNAMIC RESPONSE GROUP, INC.

March 11, 2009

Mr. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

Dynamic Response Group, Inc.

Amendment No. 1 to Schedule 14C

Filed January 16, 2009

Form 10-K for the Year Ended December 31, 2007

Filed March 31, 2008

Form 10-Q for the Quarter Ended September 30, 2008, as amended Filed November 19, 2008

File No. 000-28201

Dear Mr. Owings:

In connection with the staff’s review of the foregoing, the undersigned, as duly authorized officer of the Company, hereby certifies that the Company is responsible for the adequacy and accuracy of the disclosure in the filings. The Company further understands and acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Melissa K. Rice
Chief Executive Officer